UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 001-34146

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Clearwater Paper Represented 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
CLEARWATER PAPER CORPORATION
601 West Riverside Avenue, Suite 1100
Spokane, Washington 99201

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Financial Statements and Supplemental Schedules
Years Ended December 31, 2022 and 2021

CLEARWATER PAPER REPRESENTED 401(k) PLAN

Report of Independent Registered Public Accounting Firm

To the Benefits Committee and Plan Participants of the
Clearwater Paper Represented 401(k) Plan:

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of the Clearwater Paper Represented 401(k) Plan (the "Plan") as of December 31, 2022, the related statement of changes in net assets available for benefits for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2022, and the schedule of delinquent participant contributions for the year ended December 31, 2022, have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the

Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ LBMC, PC

We have served as the Plan’s auditor since 2023.
Brentwood, Tennessee

June 29, 2023

Report of Independent Registered Public Accounting Firm

Benefits Committee and Plan Participants
Clearwater Paper Represented 401(k) Plan
Spokane, Washington

Opinion on the Financial Statements
We have audited the accompanying statement of net assets available for benefits of Clearwater Paper Represented 401(k) Plan (the Plan) as of December 31, 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of Clearwater Paper Represented 401(k) Plan as of December 31, 2021, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

/s/ CliftonLarsonAllen LLP

We served as the Plan’s auditor from 2013 - 2022.

Minneapolis, Minnesota
June 28, 2022

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2022 and 2021

	2022	2021
Assets:
Investments, at fair value	$200,433,714	$258,743,145

Notes receivable from participants	6,188,521	6,270,547

Net assets available for benefits	$206,622,235	$265,013,692
The accompanying notes are an integral part of these financial statements.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2022 and 2021

	2022	2021
Additions (reductions):
Investment income:
Net (depreciation) appreciation in fair value of investments	$(42,707,096)	$27,835,248
Dividend and interest income	1,091,565	771,204
Net investment (loss) income	(41,615,531)	28,606,452

Interest income on notes receivable from participants	243,564	299,193

Contributions:
Employee (including rollovers)	10,390,355	10,688,547
Employer	4,710,462	5,397,649
Total contributions	15,100,817	16,086,196

Net additions (reductions)	(26,271,150)	44,991,841

Deductions:
Benefits paid to participants	28,150,496	61,457,981
Administrative expenses	211,088	222,163
Total deductions	28,361,584	61,680,144

Net decrease in net assets available for benefits before transfers	(54,632,734)	(16,688,303)

Net transfers to other Clearwater Paper plan	(3,758,723)	(3,123,371)

Net decrease in net assets available of benefits	(58,391,457)	(19,811,674)

Net assets available for benefits:
Beginning of year	265,013,692	284,825,366
End of year	$206,622,235	$265,013,692
The accompanying notes are an integral part of these financial statements.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
Years Ended December 31, 2022 and 2021
(1)Description of Plan
The following is a general description of the Clearwater Paper Represented 401(k) Plan (the Plan). This description applies to each of the years for which financial statements are presented and provides only general information. For a more complete description of the Plan's provisions, participants should refer to the Plan's summary plan description for the appropriate participating unit.
(a)General
The Plan is a defined contribution plan. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). The Plan was restated effective January 1, 2015 and most recently amended effective January 1, 2023.
(b)Plan Sponsor and Administration
Clearwater Paper Corporation (Clearwater Paper) sponsors the Plan. The Plan is administered by the Clearwater Paper Benefits Committee. Plan assets are held in trust by the Plan's trustee and recordkeeper. During the years ended December 31, 2022 and 2021, Fidelity Management Trust Company and Fidelity Workplace Services LLC (collectively, Fidelity) served as the trustee and recordkeeper.
(c)Eligibility and Contributions
All eligible full-time regular represented employees (as defined in the Plan) of Clearwater Paper and participating subsidiaries (collectively, the "Company") are eligible for participation in the Plan following 90 days of service (as defined in the Plan), as well as non-regular employees who complete six consecutive months of employment with the Company.
Each eligible represented employee may elect to make 401(k) deferral contributions equal to any whole percentage of eligible compensation on a pre-tax and/or Roth after tax basis, up to an aggregate of 25%, or 75% for certain groups, as specified in the appendix of the Plan applicable to the eligible employee’s participating unit and subject to Internal Revenue Code (IRC) limitations. Eligible employees may also make rollover contributions representing distributions from certain other retirement plans. Eligible employees age 50 or older may elect additional catch-up contributions.
Eligible employees at certain participating units are automatically enrolled in the Plan at a 3% of eligible compensation deferral rate on a pre-tax basis 30 days after becoming eligible, unless they elect otherwise.
Employer contributions, including company match and base company contributions (if any in each case), are negotiated with each of the employer group participating units. Eligible employees in certain participating units are entitled to receive a base company contribution equal to a fixed percentage of their eligible compensation allocated on a per pay period basis. No 401(k) deferral contribution is required to receive this base company contribution and no loans or hardship withdrawals may be made from such contribution. Employer contributions are tracked separately, from each other and other Plan contributions.
(d)Participant Accounts
A separate account is maintained for each participant of the Plan. Each account is credited with the employee and employer contributions, as applicable, as well as earnings thereon. The benefit to which a participant is entitled is the benefit provided from the participant's vested account.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
Years Ended December 31, 2022 and 2021
(e)Investment Options
Participants may direct investment of their account balances in 1% increments into the investment options offered under the Plan, including registered investment company funds, the Clearwater Paper Stock Fund, and common and collective trusts. In addition, participants have the option to invest in a self directed brokerage account that provides broader investment options than those offered by the Plan including, but not limited to, stocks, bonds, exchange-traded funds, mutual funds, and certificates of deposits. Participants, at their discretion, may direct the employer and employee contributions into the then-available investment options under the Plan.
Participants may change their investment elections and make transfers between investment options each day the market is open, subject to restrictions imposed by the registered investment companies, common collective trusts, and under the Plan. However, pursuant to Plan terms, a participant is not allowed to transfer existing account balances or direct new contributions to the Clearwater Paper Stock Fund if the balance in this fund is, or causes it to be, 25% or more of such participant's total investment balance in the Plan.
Unless otherwise elected, the account of any participant automatically enrolled in the Plan and is invested in a designated qualified default investment alternative, which is the T. Rowe Price Retirement Fund with the target date closest to the year in which that participant will reach age 65.
Transfers between certain investments may be temporarily held as cash balances prior to reinvestment.
(f)Vesting and Forfeitures
Eligible participants are immediately vested in their contributions plus actual earnings. A participant’s interest in their matching and base company contributions, if any, becomes vested based on the participant’s years of service and the vesting schedule for each location, which varies from two to six years for full vesting, as specified in the Plan.
A participant’s matching and base company contributions, if any, will become 100% vested if the Plan terminates, or if the participant attains age 65 while in service with the Company, becomes totally and permanently disabled (as defined in the Plan), or dies while in service. The portion of a participant’s matching and base company contributions not vested, if any, will be forfeitable when the participant’s employment terminates for reason other than death or total and permanent disability.
Forfeitures of the non-vested portions of the participants account may be credited against matching contributions for the following year, used to pay Plan expenses, or a combination thereof. At December 31, 2022 and 2021, unallocated forfeitures totaled approximately $335,800 and $200,400, respectively. During 2022 and 2021, forfeitures totaling approximately $43,200 were used to reduce employer contributions and pay certain Plan expenses.
(g)Notes Receivable from Participants
Eligible participants may borrow 50% of their vested account balance up to a maximum of $50,000, as reduced for notes outstanding during the one year preceding the new note (as provided by the Plan). The notes are secured by the balance in the participant’s account and bear interest at a market rate, which is determined for the applicable notes during the applicable periods to be the prime rate in effect at the beginning of the month in which the note is taken. Repayment of principal and interest is generally paid ratably through payroll deductions.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
Years Ended December 31, 2022 and 2021
(h)Distributions and Benefits
On termination of employment from the Company, each participant may elect to receive payment in a lump sum equal to that participant’s vested interest in their account, as an installment payment (in such manner as permitted by the recordkeeper), roll their account balance into an IRA or another employer’s plan, or maintain their account in the Plan, subject to certain restrictions. If a participant's vested account balance is $1,000 or less, that participant will automatically receive the value of the vested interest in their account as a lump sum cash distribution, unless that participant elects otherwise. Terminated participants with a vested account balance of $1,000 or less are generally not permitted to maintain an account balance in the Plan.
Eligible participants are permitted to make in-service and hardship withdrawals while still employed by the Company under certain conditions and from certain sources specified under the Plan. Under certain circumstances and from certain sources, the Plan allows for rollovers and age 59½ withdrawals while employed by the Company.
(i)Plan and Administrative Fees
Plan expenses are generally paid by Plan participants, except to the extent that expenses are paid from participant forfeitures of employer contributions. Loan service fees, fees associated with processing of qualified domestic relations orders, and certain trustee and recordkeeper expenses are paid for by the affected participant.
(j)Party-in-Interest Transactions
Certain Plan investments are managed by an affiliate or related party of the Trustee of the Plan. Fidelity is considered a party-in-interest, and transactions conducted with Fidelity or an affiliate or related party are considered party-in-interest transactions. Transactions with Clearwater Paper, Plan sponsor, are also considered party-in-interest transactions and consist of transactions within the Clearwater Paper Stock Fund. Fees incurred by the Plan for the investment management services are included in net appreciation (depreciation) in fair value of the investment, as they are paid through revenue sharing, rather than a direct payment. In addition, participants in the Plan are permitted to borrow funds from their vested balance as described above. These transactions qualify as party-in-interest transactions and are allowed under ERISA regulations.
At December 31, 2022 and 2021, the Plan held 179,797 and 209,287 shares of common stock of Clearwater Paper with a fair value of $6,798,108 and $7,674,538. No dividend income from Clearwater Paper's common stock was recorded during the years ended December 31, 2022 and 2021.
(k)     Net Transfers to Other Clearwater Paper Plan
Net transfers to the other Clearwater Paper plan represents the net amount of participant account balances transferred during the year from the Plan to the other 401(k) plan sponsored by the Company as a result of the participants changing employment status within the Company.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
Years Ended December 31, 2022 and 2021
(l) Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and the applicable collectively bargained agreement. In the event of Plan termination, participants would become fully vested in their accounts.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
Years Ended December 31, 2022 and 2021
(2)Summary of the Significant Accounting Policies
(a)Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, or GAAP.
(b)    Use of Estimates
The preparation of financial statements in conformity with GAAP requires the Plan sponsor to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of increases and decreases in net assets available for benefits during the reporting period. Actual results could differ from those estimates and assumptions.
(c)     Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Benefits Committee determines the Plan's valuation policies utilizing information provided by the investment advisors and Trustee. See Note 3, "Fair Value Measurements" for a discussion of fair value measurements.
Net appreciation (depreciation) in fair value of investments represents net realized gains and losses and the change in unrealized appreciation (depreciation) from one period to the next. Interest is recorded when earned. Dividends are recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade date basis.
(d)    Benefit Payments
Benefits are recorded when paid.
(e)    Notes Receivable from Participants
Notes receivable from participants are stated at the outstanding balance of the note plus accrued interest. Delinquent notes receivable are reclassified as distributions based upon the terms of the Plan.
(f)    Subsequent Events
The Plan Administrator has evaluated other events and transactions occurring after the date of the statement of net assets through the date the financial statements were issued, and noted no other events that were subject to recognition or disclosure.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
Years Ended December 31, 2022 and 2021
(3) Fair Value Measurements
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The fair value hierarchy requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.
There are three levels of inputs that may be used to measure fair value:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical unrestricted assets or liabilities.

Level 2	Quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; or valuations based on models where the significant inputs are observable or can be corroborated by observable market data.

Level 3	Valuations based on models where significant inputs are not observable. Unobservable inputs are used when little or no market data is available and reflect the Plan’s own assumptions about the assumptions market participants would use.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Below is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2022 and 2021.

Registered investment company funds - Valued at the daily closing price as reported by the fund. Registered investment company funds held by the Plan are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value (NAV) and to transact at that price. The registered investment company funds held by the Plan are deemed to be actively traded.

Common stock - Investments in common stocks are valued at the closing price reported on the active market on which the individual securities are traded.

Common and collective trusts (CCTs) - Investments in CCTs are valued at the net asset value (NAV) of units of a bank collective trust. NAV is a readily determinable fair value and is the basis for current transactions. Participant transactions (purchases and sales) may occur daily. If the Plan was to initiate a full redemption of a CCT, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.

Interest bearing cash - Investments in interest bearing cash and cash equivalents are valued based on cost, which approximates fair value in a non-inflationary economy and is protected by the Federal Deposit Insurance Corporation (FDIC).

Self directed brokerage accounts - Investments in self directed brokerage account funds are invested at the direction of the participant and are valued at the closing price reported on the active market on which the individual securities are traded.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
Years Ended December 31, 2022 and 2021
The following table sets forth by level, within the fair value hierarchy, the Plan investments at fair value:

	December 31, 2022
	Level 1	Level 2	Level 3	Total
Registered investment company funds	$21,688,579	$—	$—	$21,688,579
Common stock	6,798,108	—	—	6,798,108
Common and collective trusts	—	170,651,227	—	170,651,227
Interest bearing cash	36,934	—	—	36,934
Self directed brokerage accounts	1,258,866	—	—	1,258,866
Total investments at fair value	$29,782,487	$170,651,227	$—	$200,433,714

	December 31, 2021
	Level 1	Level 2	Level 3	Total
Registered investment company funds	$23,768,555	$—	$—	$23,768,555
Common stock	7,674,538	—	—	7,674,538
Common and collective trusts	—	225,905,188	—	225,905,188
Interest bearing cash	49,047	—	—	49,047
Self directed brokerage accounts	1,345,817	—	—	1,345,817
Total investments at fair value	$32,837,957	$225,905,188	$—	$258,743,145

(4) Investment Risk and Concentration
The Plan and its participants invest in various investment securities. Investment securities are exposed to various risks such as interest rate, market volatility and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
A significant decline in the market value of Clearwater Paper's stock would significantly affect the net assets available for benefits. Included in investments at December 31, 2022 and 2021, are shares of Clearwater Paper Corporation common stock amounting to 3.39% and 2.97% of total investments for each respective period.
(5) Tax Status
The Internal Revenue Service (IRS) has determined by a letter dated September 1, 2015, that the Plan and related trust are designed in accordance with applicable sections of the IRC. The Plan has been amended since the IRS’s issuance of the determination letter. Management believes that the Plan is designed, and continues to operate, in compliance as a qualified plan.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to audits by the IRS; however, there are currently no audits pending for any tax periods.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Notes to Financial Statements
Years Ended December 31, 2022 and 2021
(6) Non-exempt Transactions

The Plan Administrator did not remit employee 401(k) deferral contributions for certain payroll periods within the timeframe prescribed by the Department of Labor (DOL). This is a deemed prohibited transaction under ERISA and the IRC. The Plan Administrator is in the process of correcting the prohibited transaction and has already remitted the late contributions, adjusted for earnings, as part of a submission under the DOL’s Voluntary Fiduciary Correction Program and in accordance with the prescribed guidelines issued by the DOL. In connection with that correction, the Company also intends to file with the IRS using Form 5330 and pay the appropriate excise tax.

(7) Reconciliation of Financial Statements to the Form 5500
The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 at December 31, 2022 and 2021:

	2022	2021
Net assets available for benefits per the financial statements	$206,622,235	$265,013,692
Loans in deemed distributed status	(225,640)	(213,425)
Net assets available for benefits per the Form 5500	$206,396,595	$264,800,267
The following is a reconciliation of the net decrease in net assets available for benefits prior to transfers per the financial statements to the Form 5500 for the year ended December 31, 2022:

2022
Net decrease in net assets available for benefits prior to transfers per the financial statements	$(54,632,734)
Change in deemed distributed loans	(12,215)
Total net loss per the Form 5500	$(54,644,949)

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Plan No: 039 EIN: 20-3594554
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)
December 31, 2022

	Identity of issue, borrower, lessor, or similar party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value	Current value
	Registered Investment Company Funds:
	Dodge & Cox Funds	Dodge & Cox Stock Fund Class X	$14,890,122
	Dodge & Cox Funds	Dodge & Cox International Stock Fund	3,465,524
	Vanguard Funds	Vanguard International Growth Fund Admiral Shares	2,463,085
	DFA	DFA Emerging Markets Core Equity	519,393
	Principal Funds	PIF Diversified Real Asset I	350,455
			21,688,579
	Common and Collective Trusts:
	Galliard	Galliard Stable Retrun Fund E	33,588,501
	Winslow	Winslow Large Cap Growth Fund	18,598,089
	State Street	State Street S&P 500 Index Fund	15,133,811
	T. Rowe Price	T. Rowe Price Retirement 2030 Trust	14,611,499
	Jackson Square	Jackson Square SMid-Cap Growth Fund Class M	12,242,491
	T. Rowe Price	T. Rowe Price Retirement 2040 Trust	12,155,373
	T. Rowe Price	T. Rowe Price Retirement 2035 Trust	8,882,679
	T. Rowe Price	T. Rowe Price Retirement 2045 Trust	7,802,020
	T. Rowe Price	T. Rowe Price Retirement 2025 Trust	6,427,575
	T. Rowe Price	T. Rowe Price Retirement 2050 Trust	5,537,832
	T. Rowe Price	T. Rowe Price Retirement 2055 Trust	5,078,523
	Alliance Bernstein	Alliance Bernstein US Small and Mid Cap Portfolio	4,933,918
	State Street	State Street U.S. Bond Index Securities Lending Series Fund	4,891,828
	State Street	State Street Russell Small/Mid Cap Index Fund	4,642,370
	State Street	State Street Global All Cap Equity	4,602,940
	Loomis	Loomis Sayles Core Plus Fixed Income	3,856,277
	T. Rowe Price	T. Rowe Price Retirement 2020 Trust	3,615,931
	T. Rowe Price	T. Rowe Price Retirement 2060 Trust	2,664,180
	T. Rowe Price	T. Rowe Price Retirement 2065 Trust	682,216
	T. Rowe Price	T. Rowe Price Retirement 2010 Trust	395,912
	T. Rowe Price	T. Rowe Price Retirement 2015 Trust	223,900
	T. Rowe Price	T. Rowe Price Retirement 2005 Trust	83,362
			170,651,227
	Common Stock:
*	Clearwater Paper Corporation	Clearwater Paper Stock Fund	6,798,108
	Other:
*	Fidelity	Interest bearing cash account	36,934
*	BrokerageLink	Self directed brokerage accounts	1,258,866
			1,295,800

*	Participant Loans	Interest rates from 3.25% to 7.00%, maturing through May 2036	5,962,881
	Total Assets		$206,396,595
* Represents a party-in-interest at December 31, 2022. Cost is omitted for participant directed investments.

CLEARWATER PAPER REPRESENTED 401(k) PLAN
Plan No: 039 EIN: 20-3594554
Schedule H, Line 4(a) - Schedule of Delinquent Participant Contributions
Year ended December 31, 2022

	Total that Constitute Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Check here if late participant loan repayments are included:			$605	—

Exhibit Index

Exhibit

Consent of Independent Registered Public Accounting Firms	23

SIGNATURE
The Plan, pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Clearwater Paper Represented 401(k) Plan

By	/s/ Rebecca A. Barckley
Rebecca A. Barckley
Vice President, Corporate Controller (Principal Accounting Officer)
Date: June 29, 2023